November 8, 2013
VIA FEDEX AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-13317
Dear Mr. Gilmore:
We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2013 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Commission on March 18, 2013. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition
Software, page F-7

1.
Your response to prior comment 7 indicates that you sell your non-software related products and services together with your software products and services and we note you provided the revised disclosure for future filings. However, your proposed disclosure does not indicate how revenue is allocated between the non-software related deliverables and the software related deliverables. Please revise your revenue recognition policy to disclose how you allocate revenue to the non-software related deliverables and the software related deliverables in these arrangements

Response: The Company acknowledges the Staff’s comment and respectfully submits that pursuant to ASC 985-605-25-10(f), if the arrangement contains both software and non-software related deliverables, the software related deliverables are subject to the separation and allocation guidance of Subtopic ASC 985-605, Software - Revenue Recognition. We separate the software related products from the non-software related products only when Vendor Specific Objective Evidence (“VSOE”) of fair value has been obtained for the software related products. We then allocate the transaction price to the software related products based on the VSOE of fair value established for each software related product, and allocate the remainder of the transaction price to the non-software related products in accordance with ASC 605-25 - Revenue Recognition - Multiple Element Arrangements.
In future filings, we will revise our disclosure as follows.

For multi-element arrangements that include hardware products containing software essential to the hardware product’s functionality, undelivered ~~software~~ elements that relate to the hardware product’s essential software, and undelivered non-software services (all non-software related elements), we allocate the transaction price to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating the transaction price to the deliverables: (i) VSOE of fair value, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or ESP. VSOE of fair value generally exists only when we sell the deliverable separately and represents the actual price charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of each of the deliverable would be if they were sold regularly on a standalone basis.
For multi-element arrangements that include both software and non-software related elements, we allocate and recognize a portion of the transaction price as revenue related to software deliverables based on the VSOE of fair value of the software related elements. We allocate and recognize the remainder of the transaction price to the non-software related elements based on their relative selling prices, using the hierarchy for determining the selling price outlined above. In circumstances when VSOE of fair value of undelivered software related elements is not available, the entire transaction price is deferred and recognized in accordance with the guidance outlined under the software heading above.

2.
Your response to prior comment 7 indicates that you sell non-software related products and services together with your software products and services as part of the multiple-element arrangements. We also note from your website that you offer extended warranties for your software products. Please tell us whether your extended warranties cover both essential and non-essential software, and if so, tell us how you account for these warranties when sold as part of the multiple-element arrangement.

Response: The Company acknowledges the Staff’s comment and respectfully submits that we provide two separate and distinct extended warranty services, one covering essential software and one covering non-essential software. The non-essential software extended warranty is considered a software related product, while the essential software related extended warranty is considered a non-software related product. As detailed above, we allocate the transaction price to the software related products based on the VSOE of fair value established for each software related product and then allocate the remainder of the transaction price to the non-software related products using the relative fair value method. We then recognize revenue from the transaction price allocated to each of the extended warranty products ratably over the term of the service period.

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The Company respectfully requests the Staff’s assistance in completing the review of our responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (303) 845-3377.
Sincerely,

Dot Hill Systems Corp.

/s/ HANIF I. JAMAL
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
cc:     Eiko Yaoita Pyles, Securities and Exchange Commission

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